Exhibit 21.1

AMAZON.COM, INC.

LIST OF SIGNIFICANT SUBSIDIARIES

Legal Name	Jurisdiction	Percent Owned

Alexa Internet	California	100%
Amazon Fulfillment Services, Inc.	Delaware	100%
Amazon Global Resources, Inc.	Delaware	100%
Amazon Services, Inc.	Nevada	100%
Amazon.com TC 2, Inc.	Delaware	100%
Amazon.com.dedc, LLC	Delaware	100%
Amazon.com.ksdc, Inc.	Delaware	100%
Amazon.com@Target.com, Inc.	Delaware	100%
Amazon.fr SARL	France	100%
Amazon.co.uk, Ltd.	United Kingdom	100%
Borders Teamed with Amazon.com, Inc.	Delaware	100%
CD Amazon Now, Inc.	Delaware	100%
Fulfillco.tnds, Inc.	Delaware	100%
Amazon.com Holdings, Inc.	Delaware	100%
Internet Movie Database, Inc.	Nevada	100%
Amazon Japan K.K.	Japan	100%
Amazon.com.kydc, Inc.	Delaware	100%
Amazon.com.nddc, Inc.	Delaware	100%
Amazon.com.nvdc, Inc.	Delaware	100%
NV Services, Inc.	Nevada	100%
Amazon.com LLC	Delaware	100%
Amazon.com Int’l Sales, Inc.	Delaware	100%
Amazon.com Int’l Marketplace, Inc.	Delaware	100%
Amazon.com.ca, Inc.	Delaware	100%